Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV ANNOUNCES PROPOSED $22.3 MILLION PRIVATE PLACEMENT

Dartmouth, Nova Scotia, April 30, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company, today announced its intention to complete a private placement (the “Private Placement”) of 7,797,203 units of the Company (each, a “Unit”) at the market price of Cdn$2.86 per Unit based on the volume-weighted average price calculated over the 5 days ending Friday, April 24, 2020.

With aggregate gross proceeds of approximately Cdn$22.3 million this non-brokered private placement is being co-led by Fonds de Solidarité FTQ, an existing investor, and Lumira Ventures, a new investor in the Company, along with participation by Altium Capital, also a new investor in IMV and including other institutional investors. The Company intends to use the net proceeds from the Private Placement for the clinical development of its lead candidate, DPX-Survivac, currently being assessed in advanced ovarian cancer, as well as in multiple clinical studies in combination with Merck’s Keytruda®. The balance of the net proceeds will be used for general corporate purposes, including funding research and development, preclinical and clinical expenses, and corporate costs.

Each Unit will consist of one common share of the Company (“Common Share”) and 0.35 of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will have an exercise price of Cdn$3.72 and will be exercisable until 24 months after its issuance.

The Company anticipates that the Private Placement will close on or about May 7, 2020. The Private Placement is conditional upon the Company receiving the conditional approval of the Toronto Stock Exchange (the “TSX”) to list the Common Shares underlying the Units and the Warrants on the TSX. Listing will be subject to satisfying all of the requirements of the TSX. The Private Placement is also subject to the requirements of the NASDAQ Stock Market (“NASDAQ”).

All securities issued pursuant to the Private Placement will be subject to a four month and one day hold period in Canada in accordance with applicable securities laws.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-

activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as in a combination therapy in multiple clinical studies with Merck’s Keytruda®. IMV is also developing a DPX-based vaccine to fight against COVID-19. Connect at www.imv-inc.com .

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to obtain requisite approvals, including approval of the TSX and NASDAQ for the Private Placement, the Company’s ability to complete the Private Placement on the terms described herein or at all, the anticipated closing date for the Private Placement and the proposed use of proceeds. Such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks and uncertainties affecting the Company and its products.

The Company assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, the satisfaction of customary closing conditions related to the Private Placement, including obtaining the requisite approvals and other risks detailed from time to time in the Company’s ongoing filings and in its annual information form filed with the Canadian regulatory authorities on SEDAR as www.sedar.com and with the United States Securities and Exchange Commission on EDGAR at www.sec/edgar. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Company’s continuous disclosure documents which are available on SEDAR and on EDGAR.

The Units, Common Shares and Warrants have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com